April 20, 2005

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	CytRx Corporation Registration Statement on Form S-1, as amended by Form S-3 Registration No. 333-122732

Ladies and Gentlemen:

     On behalf of CytRx Corporation (the “Company”), a Delaware corporation, the undersigned hereby requests that the Securities and Exchange Commission (the “Commission”) issue an order declaring the above-referenced Registration Statement effective at 4:00 p.m., Washington, D.C. time, on Friday, April 22, 2005, or as soon thereafter as is practicable.

     The undersigned hereby acknowledges and agrees to the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Matthew Natalizio
Matthew Natalizio
Chief Financial Officer and Treasurer CytRx Corporation

cc:	Michael Reedich (by facsimile) (202-942-9533) Sanford J. Hillsberg